

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


20170264

DIVISION OF
CORPORATION FINANCE

March 13, 2017

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: The TJX Companies, Inc.
Incoming letter dated February 6, 2017

Dear Ms. Ising:

This is in response to your letter dated February 6, 2017 concerning the shareholder proposal submitted to TJX by Christine Jantz. We also have received a letter on the proponent's behalf dated February 24, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@strategiccounsel.net

March 13, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The TJX Companies, Inc.
Incoming letter dated February 6, 2017

The proposal requests that the board prepare a report that evaluates the potential for the company to achieve by a fixed date "net-zero" emissions of greenhouse gases from parts of the business owned and operated by the company.

We are unable to concur in your view that TJX may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that TJX may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that TJX may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that TJX's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that TJX may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

SANFORD J. LEWIS, ATTORNEY

February 24, 2017
Via electronic mail to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to TJX Companies, Inc. regarding a report on net zero greenhouse gases by Christine Jantz

Ladies and Gentlemen:

Christine Jantz (the "Proponent") is beneficial owner of common stock of TJX Companies, Inc. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. I have been asked by the Proponent to respond to the letter dated February 5, 2017 ("Company Letter") sent to the Securities and Exchange Commission by Elizabeth A. Ising of Gibson Dunn. In that letter, the Company contends that the Proposal may be excluded from the Company's 2017 proxy statement by virtue of Rule 14a-8(i)(7) and Rule 14a-8(i)(10).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is my opinion that the Proposal must be included in the Company's 2017 proxy materials and that it is not excludable by virtue of those rules. A copy of this letter is being emailed concurrently to Elizabeth A. Ising of Gibson Dunn.

SUMMARY

The Proposal asks the company to prepare a report to shareholders by December 31, 2017 that evaluates the potential for the Company to achieve by a fixed date "net-zero" emissions of greenhouse gases (GHGs) from parts of the business owned and operated by the Company. The supporting statement expressly states that the scope of coverage of the report would be in management's discretion.

The Company asserts that the Proposal is excludable pursuant to Rule 14a-8(i)(7) as relating to ordinary business, citing the recent Staff decisions in *Apple Inc.* (Dec. 5, 2016) and *Deere & Company* (Dec. 5, 2016) which found a similar proposal by the same Proponent to micromanage. However, the model of proposal was revised by the Proponent in response to those decisions and consistent with other Staff precedents. The previous proposal asked the companies receiving it to "generate a feasible plan" to reach net zero GHG's by 2030. Since this was determined by the Staff to micromanage, the new proposal requests a "report" that "*evaluates the potential* for the Company to achieve by a fixed date net zero emissions of greenhouse gases…" Thus, the Proposal does not prejudge whether the Company can achieve net zero GHG emissions at all, and does not request a feasible plan for achieving this by 2030. Instead, it steps back the request to evaluate this potential idea and assess at top level whether

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net • (413) 549-7333 an effort of this level is achievable, and on what kind of timeline. Achieving net zero GHG's is a magnitude of effort believed by the Proponent and many experts to be scaled to the needs of the global climate emergency.

In addition, the Company asserts that the Proposal micromanages, arguing that it would require the Company to measure and report its GHG efforts differently from how it currently does, or to exclude stores; the Proposal is written to provide discretion to the management on implementation, including the scope of coverage. As such, the Proposal does not require changes as to how the Company reports its GHG footprint nor require it to exclude its stores from the evaluation. It simply asks the Company to evaluate a fresh approach that is fully scaled to its operational impact on GHGs. This is an appropriate topic of a shareholder proposal and therefore it is not excludable pursuant to Rule 14a-8(i)(7).

In addition, the Company asserts that it has substantially implemented the Proposal, rendering it excludable under Rule 14a-8(i)(10). However, the essential purpose of the Proposal is for the Company to consider and report on whether it can eliminate the carbon footprint of its operations on a fixed timeline. While the Company has engaged in laudable GHG reduction measures, it has not demonstrated that it has evaluated a GHG reduction effort scaled to eliminating the carbon footprint of the company's GHG generation on a fixed timeline, therefore it has not substantially implemented the Proposal for purposes of Rule 14a-8(i)(10).

THE PROPOSAL

The Proposal states:

> **Resolved:** The shareholders request the Board of Directors of TJX, Inc. (the "Company") to prepare a report to shareholders by December 31, 2017 that evaluates the potential for the Company to achieve by a fixed date "net-zero" emissions of greenhouse gases from parts of the business owned and operated by the Company. The report should be done at reasonable expense and may exclude confidential information.
>
> **Supporting Statement:** . . . [T]he proponent suggests that the relevant operations could include executive and administrative offices, data centers, product development offices, fulfillment centers and customer service offices, as well as transportation of goods and employees. "Net-zero greenhouse gas emissions status" can be defined as reduction of GHG emissions attributed to company operations to a target annual level, and offsetting the remaining GHG emissions by negative emissions strategies that result in a documented reduction equal to or greater than the company's remaining GHG emissions during the same year. "Negative emissions solutions" are rigorously measured and tracked activities to displace polluting forms of energy production. Examples include tree-planting and technological solutions that draw carbon from the air. Such negative emissions solutions can be developed by a company

> or purchased as offsets. We recommend that the report consider the potential fixed dates of 2030, 2040 or 2050 for achieving net zero GHG.

A copy of the full Proposal is attached to this letter.

ANALYSIS

I. The Proposal is not excludable pursuant to Rule 14a-8(i)(7) because it does not micromanage.

The Company asserts that the Proposal is excludable pursuant to Rule 14a-8(i)(7) as relating to ordinary business, citing the 2016 Staff decisions in *Apple Inc.* (Dec. 5, 2016) and *Deere & Company* (Dec. 5, 2016) as demonstrating that the proposal micromanages. However, the Proposal model was revised by the Proponent to bring it into alignment with those and other Staff decisions.

The previous model for this proposal submitted at Apple and Deere & Company asked the companies to "generate a feasible plan" to reach net zero GHG's by 2030. This approach was determined by the Staff to micromanage and therefore was considered excludable under Rule 14a-8(i)(7). In contrast, the present proposal requests a "report" that "evaluates the potential for the Company to achieve by a fixed date net zero emissions of greenhouse gases…" We believe that now, based on Staff precedents, the proposal no longer micromanages to such an extent that exclusion is appropriate.

The Company asserts that under the current Proposal "like in *Apple Inc*. and *Deere & Co*., the Company will, of necessity, need to formulate a plan that would enable the Company to reach net-zero GHG emissions status by a fixed date, which is, on the outside, 2050." To the contrary, unlike those proposals, the present proposal does not ask the company to formulate a plan.

The Proposal does not prejudge whether the company can achieve net zero GHG emissions by 2030 but only seeks a report evaluating the *potential* for achieving the goal that the Proponent and many experts believe is necessary in the face of our global climate emergency. It is a more top-level approach, seeking a report similar to proposals at many other companies that have been found not excludable under Rule 14a-8(i)(7).

In *Exxon Mobil* (March 19, 2014) the Staff made it clear that it is not considered excludable micromanagement to request detailed specifics in a report from a company, and to make technical aspects of such a report clear. The proposal in that instance sought a report to shareholders using quantitative indicators on the results of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations associated with shale formations.

The supporting statement of that proposal requested that such report address, at a minimum, and on a regional basis or by each play in which the company operates:

• Percentage of wells using "green completions;"
• Methane leakage as a percentage of total production;
• Percentage of drilling residuals managed in closed-loop systems;
• Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress;
• Goals and quantitative reporting on progress to reduce toxicity of drilling fluids;
• A system for managing naturally occurring radioactive materials;
• Numbers and categories of community complaints of alleged impacts, and their resolution;
• A systematic approach for reporting community concern statistics upward within the company.

This demonstrates that requesting a report with significant technical complexity is appropriate and does not constitute micromanagement under Rule 14a-8(i)(7). In addition, many prior Staff decisions have demonstrated that proposals addressing key issues regarding strategic responses and goals on climate change on climate change are not excludable as micromanagement. For instance, see *Chevron Inc.* (March 23, 2016), requesting that the company publish an annual assessment of long-term portfolio impacts to 2035 of possible public climate change policies. *Dominion Resources Inc.* (February 11, 2014) requested the company adopt quantitative goals, taking into account International Panel on Climate Change guidance, for reducing total greenhouse-gas emissions from the company's products and operations and report on its plans to achieve these goals. *Hess Inc.* (Feb. 29, 2016) requested that Hess prepare and publish a report disclosing the "financial risks to the Company of stranded assets related to climate change and associated demand reductions. The report should evaluate a range of stranded asset scenarios, such as scenarios in which 10, 20, 30, and 40 percent of the Company's oil reserves cannot be monetized" and "Provide a range of capital allocation strategies to address the growing potential of low-demand scenarios, including diversifying capital investment or returning capital to shareholders; Provide information on assumptions used in each scenario, including carbon price and crude oil price."

In addition, the Company asserts that the Proposal micromanages because it would require it to report its GHG efforts differently or to exclude reduction of greenhouse gas emissions from its stores:

> ….if the Company were unable to consider its stores' emissions in evaluating the potential to achieve a net-zero emissions goal because they are not both owned and operated by the Company, the Company would be unable to comply with industry accepted standards for preparing greenhouse gas emissions inventories and accounting for and reporting greenhouse gas emissions.

The Proposal does not require the Company to modify or eliminate its existing GHG reporting efforts, or to omit GHG emissions from its stores in its strategy, but rather seeks to add a fresh approach that is scaled more fully to its operational impact and in the supporting statement explicitly reserves the scope of the report to the management's discretion.

Notably, the Company Letter contradicts itself when it notes that proposals that seek to establish goals with a range of flexibility are acceptable and not micromanagement, whereas those that specify rigid goals are micromanaging. The Company letter notes that "A proposal that seeks to establish goals for, or ranges of, compliance allows a company flexibility to determine an achievable level of compliance and an acceptable timeline for implementation, and therefore, unlike the Proposal, does not micro-manage the company for purposes of Rule 14a-8(i)(7). The Company Letter favorably cites *FirstEnergy Corp.* (avail. Mar. 4, 2015) where the Staff declined to concur in excluding a proposal that requested that the company create "specific, quantitative, time bound carbon dioxide reduction goals," but which did not impose a specific target or deadline on management. The present Proposal is very much in line with *FirstEnergy,* in that it preserves the flexibility of the management to determine whether the approach is feasible and whether it can be done on a fixed timeline. The present Proposal provides the flexibility that the previous proposals at Apple and John Deere & Co. did not provide.

Further, the Proposal does not merely touch on the significant policy issue of climate change, it exclusively addresses it and therefore the Staff decisions relating to proposals that stray beyond a significant policy issue are not relevant. Providing details regarding how to calculate net zero emissions is not a basis for exclusion as micromanagement; to the contrary, those details are essential to avoid what might otherwise be challenged as vagueness. In short, the present Proposal addresses an appropriate topic of shareholder oversight, does not micromanage the company's handling of the issue and therefore it is not excludable pursuant to Rule 14a-8(i)(7).

II. <u>The Proposal is not substantially implemented.</u>

In addition, the Company claims that it has substantially implemented the Proposal arguing that it has addressed the essential objectives of the Proposal. In order for a Proposal to be "substantially implemented," the actions of the Company must compare favorably to the guidelines and essential purpose of the Proposal. *Texaco Inc.* (March 28, 1991).

As with many other shareholder proposals that have not been found to be substantially implemented, the present proposal seeks a stepped up greenhouse gas reduction effort by the Company, and defines parameters for the scale of effort. Proposals which seek to establish more aggressive climate related goals are not found by the Staff to be substantially implemented if the company efforts are not of a similar scale.

To argue that the Proposal is excludable, the Company Letter asserts that:

> The essential objective of the Proposal is to focus the Company on the development of a plan to reduce the effects of greenhouse gas emissions generated by the Company's operations to the extent feasible and to provide related information to the Company's

> stockholders. Because the Company (1) has set and disclosed a quantitative global emissions reduction goal, (2) actively pursued emissions reduction solutions through the Company's various environmental sustainability practices and initiatives, and (3) reported on its goal and the efforts made to meet it to its stakeholders (for example, through its disclosures on its website and participation in the CDP reporting initiative, as discussed below), the Company has substantially implemented the Proposal's essential objective.

However, considering the level of company action to date, as described in the Company's letter, it is evident that the Company's efforts are not even remotely scaled to the level of action suggested by the Proposal:

> Specifically, the Company has set and disclosed a quantitative global emissions reduction goal, which is to, by 2020, "reduce [the Company's] global GHG emissions per dollar of revenue by 30% against a fiscal year 2010 baseline."

The Company Letter asserts that:

> This goal reflects what is feasible for the Company as it balances emissions reductions activities with the needs of its business.

Although the Company's energy efficiency and greenhouse gas reduction efforts are laudable, there is no evidence provided and no reporting issued by the company that evaluates the potential for a longer-term goal setting consistent with eliminating the company's carbon footprint. There is no evidence provided in the Company Letter that the Company has publicly disclosed to stockholders that the Company "evaluates the potential for the Company to achieve by a fixed date 'net-zero' emissions of greenhouse gases from parts of the business owned and operated by the Company." As such, it has not substantially implemented the essential purpose or guidelines of the proposal.

Recent Staff decisions confirm that when it comes to climate change proposals which contain guidance requesting reporting geared to a specific set of concerns, failure to address the guidelines of the Proposal, such as exploring the achievement of the specific GHG reduction goals or risks set forth in a proposal, are a basis for rejecting a substantial implementation claim. See for instance, *Dominion Resources, Inc.*(February 17, 2017 - two decisions), *The Middleby Corporation* (February 07, 2017), *The AES Corporation* (January 11, 2017), *Exxon Mobil Corporation* (March 22, 2016 - two decisions), *Chevron Corporation* (March 11, 2016), *Hess Corporation* (February 29, 2016).

Therefore, the Proposal is not excludable pursuant to Rule 14a-8(i)(10).

CONCLUSION

The Company has not demonstrated that the Proposal is excludible pursuant to Rule 14a-8(i)(7) or Rule 14a-8(i)(10). Therefore, we request the Staff to advise the Company that it denies the no action request and that the Proposal must appear on the 2017 proxy.

Sincerely,

Sanford Lewis

cc: Elizabeth A. Ising
Christine Jantz

The Proposal
Net-Zero Greenhouse Gas Emissions

Whereas:
It is widely reported that greenhouse gases (GHGs) from human activities are the most significant
driver of observed climate change since the mid-20th century;

In 2015, 196 parties at the U.N. Climate Change Conference agreed to limit climate change to an average global warming of 2 degrees Celsius above pre-industrial temperatures, with a goal of limiting it to 1.5 degrees Celsius. Alarmingly, recent data suggest that "if current emissions trends continue (RCP8.5) we could cross the 1.5°C threshold in 10 to 15 years, somewhere between the years 2025-2030." Experts have concluded that the temperature increase goals mean that to fend off catastrophic climate change the entire world will need to achieve net zero GHG emissions;

Shareholders laud TJX Companies for committing "to reduc[ing] our global GHG emissions per dollar of revenue by 30% by 2020, against a 2010 baseline." However, these goals do not include a plan to reach net zero GHG emissions status;

We believe that achieving the goal of Net-Zero Greenhouse Gas Emissions is important for companies generally, and TJX specifically, to achieve sustainable long-term shareholder value.

Resolved: The shareholders request the Board of Directors of TJX, Inc. (the "Company") to prepare a report to shareholders by December 31, 2017 that evaluates the potential for the Company to achieve by a fixed date "net-zero" emissions of greenhouse gases from parts of the business owned and operated by the Company. The report should be done at reasonable expense and may exclude confidential information.

Supporting Statement: While the scope of coverage would be in the management's discretion, the proponent suggests that the relevant operations could include executive and administrative offices, data centers, product development offices, fulfillment centers and customer service offices, as well as transportation of goods and employees. "Net-zero greenhouse gas emissions status" can be defined as reduction of GHG emissions attributed to company operations to a target annual level, and offsetting the remaining GHG emissions by negative emissions strategies that result in a documented reduction equal to or greater than the company's remaining GHG emissions during the same year. "Negative emissions solutions" are rigorously measured and tracked activities to displace polluting forms of energy production. Examples include tree-planting and technological solutions that draw carbon from the air. Such negative emissions solutions can be developed by a company or purchased as offsets. We recommend that the report consider the potential fixed dates of 2030, 2040 or 2050 for achieving net zero GHG.

ATTENTION FUND FIDUCIARIES: Mutual funds and institutions hold about 91% of TJX common stock. Leading investors include, among others, Vanguard, FMR, Bank of New York Mellon, State Street, BlackRock, JP Morgan Chase, and Primecap. Your YES vote will promote TJX's reputation and sales, and encourage TJX to establish a long-term sustainable business model.

February 23, 2017

Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Exxon Mobil Regarding methane leakage on Behalf of the Park Foundation

Ladies and Gentlemen:

The Park Foundation (the "Proponent") is beneficial owner of common stock of Exxon Mobil (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. I have been asked by the Proponent to respond to the letter dated January 23, 2017 ("Company Letter") sent to the Securities and Exchange Commission by Louis Goldberg of Davis Polk. In that letter, the Company contends that the Proposal may be excluded from the Company's 2017 proxy statement. The Company asserts that the Proposal may be properly omitted from the 2017 Proxy Materials either pursuant to: (i) Rule 14a-8(i)(7) as relating to the Company's ordinary business operations, and (ii) Rule 14a-8(i)(11) as substantially duplicating another proposal that the Company intends to include in its proxy.

This Proposal seeks a report addressing the Company's methane emissions control strategy, a critical element of climate risk management. The proposal cannot be considered as relating to ordinary business, nor does it micromanage the Company's business in any way. Further, the Proposal is unique and distinct from, and does not duplicate, the New York State Common Retirement Fund proposal ("*Portfolio Impacts Proposal*"). Therefore, we respectfully request that the Staff not issue the no-action letter sought by the Company.

A copy of this letter is being emailed concurrently to Louis Goldberg of Davis Polk and Exxon's Coordinator for Corporate and Securities Law, James E Parsons via e-mail at james.e.parsons@exxonmobil.com.

THE PROPOSAL

The Proposal titled "Report on Methane Emissions" states:

> RESOLVED: Shareholders request that Exxon report annually to shareholders (at reasonable cost, omitting proprietary information) and using quantitative indicators, the company's actions beyond regulatory requirements to minimize methane emissions, particularly leakage from the company's hydraulic fracturing operations.

Supporting Statement: Proponents request the report include,

- the scope of its leak detection programs, including specific areas and proportion of facilities assessed;
- methodologies used to detect leaks in those areas;
- the frequency at which those areas and operations are monitored and leaks repaired;
- methane emission rates from drilling, completion, and production operations; and methane emissions reductions targets

The Proposal in its entirety is included is appended to this letter. As Exhibit A.

BACKGROUND

Methane, the primary component of natural gas, is a powerful greenhouse gas. Over a 20 year period, it is more than 100 times more potent at trapping energy than carbon dioxide (CO2), the principal contributor to man-made climate change. In recognition of the need to quickly and effectively address climate change, a serious debate is occurring about the climate benefits of increased natural gas usage.

While natural gas *burns* more cleanly than other fossil fuels, that benefit can be erased by methane leakage during the production, delivery and use of natural gas. Recent studies indicate that methane leakage rates must be below 3.2% across the full natural gas value chain -- from production to use -- for a new natural gas combined cycle power plant to reduce climate impacts below that of a new coal-fired plant. (Environmental Defense Fund, 2012)[1]. This finding underscores that the climate benefits of natural gas are in no way assured and that leaks must be consistently identified and repaired, starting with production at well heads, and the production equipment used to produce natural gas. If not, the greenhouse gas

[1] https://www.edf.org/energy/methaneleakage

advantage natural gas offers in an increasingly carbon-constrained economy can be erased.

An ambitious scientific research effort to find and measure leaks and releases across the natural gas supply chain has been initiated. Research has demonstrated that "super emitter" leaks are responsible for a significant portion of the oil and gas industry's methane pollution. For instance, a recent study of emissions in the Texas Barnett shale found super emitters were contributing disproportionately to production emissions. These leaks are difficult to predict because they occur as a result of malfunctioning equipment in the field. As a result, operators must be vigilant in monitoring for leaks and addressing them when they occur.

As described, methane is a potent carbon risk, and left unmanaged it literally leaks away shareholder value. Methane leakage represents a waste of saleable product, implicating a company's bottom line. More importantly, methane emissions have drawn increasing scrutiny from the public, environmental and health groups, and global and local policy makers, endangering the industry's social license to operate, and increasing regulatory and reputational risk. Thus, the effectiveness of a company's leak detection and monitoring programs are critical. Without clear reporting on methods, frequency, and scope, it is difficult for shareholders to know which operators are effectively addressing the problem and which are not. Further, understanding which companies are well prepared for the likelihood of increased regulations on methane leakage is important to shareowners. Methane management is a powerful proxy for operational excellence; understanding relative performance on the issue can be an important insight for shareholders in investment decision making.

Reputational risk associated with natural gas is particularly salient given that many operators are increasingly staking their futures in a carbon-constrained world on natural gas as a cleaner source of energy.[2] As noted by the International Energy Agency (IEA), "the potential for natural gas to play a credible role in the transition to a decarbonized energy system *fundamentally depends on minimizing these emissions*."

---

[2] *See* "An Investor's Guide to Methane: Engaging with oil and gas companies to manage a rising risk", EDF, PRI (2016), https://www.edf.org/sites/default/files/content/investor_guide_final.pdf, pp. 4, 13 ("LDAR is the most important operational practice to identify and fix accidental leaks, and all three aspects drive effectiveness. Description of program: frequency, scope (% of assets covered), and methodology (i.e. type of equipment used) of LDAR program" and "Emissions Rate enables comparison of company performance over time, and comparisons in methane performance between companies").

ANALYSIS

I. The Proposal Does Not Address Matters Related to the Company's Ordinary Business Operations and Is Not Therefore Excludable under Rule 14a-8(i)(7)

The Company's letter asserts that the Proposal is excludable as relating to ordinary business. In making this argument, the Company retreads previously decided territory, including Staff decisions already issued to the Company and others on similar proposals. Those Staff precedents make it quite clear that this Proposal is not excludable as ordinary business, but rather relates to the material policy issues facing the Company.

In 2009, the SEC issued Staff Legal Bulletin 14E determining that seeking reports on assessment of risk are not ordinary business if the underlying subject matter of the proposal "transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote." The bulletin noted that the proposal must not micromanage and that there must be "a sufficient nexus" between the nature of the proposal and the company.

The conditions for finding the current Proposal is non-excludable are present here. The Proposal is focused on the significant policy issue of how the company is addressing methane releases -- a critical contributor to climate change and one that is imposing financial and regulatory risk for companies and for the industry as a whole. Methane leakage from the natural gas production chain has come under intense public scrutiny; recent research indicates that if leakage is greater than 3.2%, natural gas cannot be considered to be less climate harming than coal.

Previous Staff decisions have addressed similar proposals on methane leakage, rejecting Rule 14a-8(i)(7) exclusion claims. Each of the decisions found the issue to be a significant policy issue, rejected arguments that detailed reporting requests on these issues constituted micromagement, and denied exclusion of the proposals:

- In *Exxon Mobil Corporation* (March 19, 2014) the proposal sought a report on the results of company policies and practices to minimize the adverse environmental and community impacts from the company's fracking operations.[3]

[3] The supporting statement of that proposal, much like the present Proposal, requested that such report address, at a minimum, and on a regional basis or by each play in which the company operates:
• Percentage of wells using "green completions;"
• Methane leakage as a percentage of total production;
• Percentage of drilling residuals managed in closed-loop systems;
• Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress;
• Goals and quantitative reporting on progress to reduce toxicity of drilling fluids;
• A system for managing naturally occurring radioactive materials;
• Numbers and categories of community complaints of alleged impacts, and their resolution;
• A systematic approach for reporting community concern statistics upward within the company.

• In *Spectra Energy Corp.* (February 21, 2013) the proposal requested that the board publish a report on how the company is measuring, mitigating, and disclosing methane emissions.

• In *WGL Holdings, Inc.* (November 29, 2016) the proposal requested that the company develop a report quantifying the financial risk that methane leaks in its natural gas infrastructure pose to the company and its investors.

• In *Spectra Energy Corp* (January 14, 2014) the proposal requested that Spectra Energy set reduction targets for methane emissions resulting from all operations under the company's financial or operational control by October 2014.

In attempting to assert that the current proposal is excludable under Rule 14a-8(i)(7), the Company's interpretation and argument collides with all of these prior Staff decisions clearly determining otherwise.

Further support for finding that the Proposal is not excludable under Rule 14a-8(i)(7) comes from the many prior staff decisions finding that proposals addressing key issues regarding strategic responses and goals on climate change are not excludable as related to ordinary business. For instance, see *Chevron Inc.* (March 23, 2016), requesting that the company publish an annual assessment of long-term portfolio impacts to 2035 of possible public climate change policies. *Dominion Resources Inc.* (February 11, 2014) requesting the company adopt quantitative goals, taking into account International Panel on Climate Change guidance, for reducing total greenhouse-gas emissions from the company's products and operations and report on its plans to achieve these goals. *Hess Inc.* (Feb. 29, 2016) requested that Hess prepare and publish a report disclosing the "financial risks to the Company of stranded assets related to climate change and associated demand reductions. The report should evaluate a range of stranded asset scenarios, such as scenarios in which 10, 20, 30, and 40 percent of the Company's oil reserves cannot be monetized" and "Provide a range of capital allocation strategies to address the growing potential of low-demand scenarios, including diversifying capital investment or returning capital to shareholders; Provide information on assumptions used in each scenario, including carbon price and crude oil price."

The Proposal leaves to the discretion of the Company how it addresses methane leakage. It does not mandate a choice of technologies to address this problem, it does not require that the company produce one product over another, and it certainly does not micromanage the company.

A. <u>The Proposal Does Not Mandate A Choice of Technologies</u>.

The Company attempts to argue that the Proposal mandates adoption of specific technologies by citing to general statements within the Proposal's "Whereas clauses" noting that cost effective technological solutions exist and that there have been advances in leak detection and monitoring technology. Such statements do not equate to a technological mandate. Similarly, contrary to the Company's argument, the mere request for a report on whether and how the company is addressing methane leakage cannot be considered a technology mandate.

The company's public reporting indicates that it has adopted a leak detection and repair program, but provides no further information about that program. The Proponent believes this broad statement provides insufficient information for investors to understand the relative strengths of the program as part of the Company's management of its climate risks. For instance, the Company's disclosures leave investors in the dark, among other issues, as to whether the Company is undertaking leakage detection and repair in plays where it is not required to do so by law, whether it is addressing super emitters effectively, and whether the Company's actions are in line with best practices. Since the Company states it is undertaking a leak and repair program, providing additional information about that program to shareowners is not an undue burden and is certainly not equivalent to mandating adoption of technology.

B. The Proposal Does Not Mandate the Sale of Products and Services to Customers

The Company next tries to equate a request for information about the Company's methane reduction program to a mandate that the company provide specific products and services to customers. In the cases the Company cites, shareowners had requested particular types of products be offered to customers, such as renewable energy or solar energy, or that the company diversify in specific ways. That is not the case here. A request for information about the company's existing methane emission and leakage reduction program cannot be equated to a mandate to provide specific products or services to customers. The company is free to continue selling its hydrocarbon products and services as it wishes. It is free to choose to implement methane reduction programs in whatever way it wants, or not to do so. The Proposal simply requests a report to share owners, with specificity, as to what program the Company has already adopted and implemented.

C. The Proposal's Request for a Report on the Company's Methane Leakage and Detection Actions, Including Actions Beyond Regulatory Requirements, Does Not Micro-Manage the Company

The Company reports that it has a methane leakage and detection program, but provides no details about what that program is or does. Shareowners have asked for more specificity about the company's methane reduction program, particularly its leak detection and repair program (LDAR), including actions beyond regulatory requirements. Understanding whether and how the company takes action beyond regulatory requirements is necessary to share owner assessment of whether the Company is effectively managing this issue.

For instance, certain states require specific LDAR actions, while others have no such requirements. The Company's LDAR program may consist only of action in jurisdictions where action is required by law, with no action taken in plays in other jurisdictions. Asking that the company specifically address whether and where it has gone beyond regulatory requirements provides important information to shareowners about the effectiveness of its program. It also allows shareowners to compare various company's programs.

The Proposal here is not equivalent to that in *Apple Inc*. (Dec. 5, 2016) where shareowners requested the company generate a feasible plan to reach net-zero GHG emission status by 2030. The Proposal does not ask that any detailed plan be generated, it only requests a report on existing activities. It further does not ask for a report that requires new initiative by the Company. This is in contrast to the highly detailed study sought on global warming or cooling in *Ford Motor Company*, (March 2, 2004). Neither does the Proposal dictate adoption of specific equipment such as the shower heads addressed in *Marriott International Inc.*, (March 17, 2010). Finally, the Proposal does not require the company to adopt any methane emissions actions, nor does it specify equipment that should be used to reduce or monitor methane emissions.

For the reasons set forth above, the Company's attempt to twist a request for a report about its current actions on methane emission leak reduction into micro-management of its operations or an incursion into ordinary business is not persuasive. In contrast, the Staff has long agreed that proposals, including proposals at this Company, can and should request reasonable levels of detail on relevant information that avoids micromanagement but also avoids vagueness.

In a Rule 14a-8(i)(7) claim the Company made on a very similar proposal in *Exxon Mobil* (March 19, 2014), the Staff made it clear that it is not considered excludable micromanagement to request specifics about an important public policy issue from a company, and to make technical aspects of such a report clear. The proposal in that instance sought a "report to shareholders using quantitative indicators on the results of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations associated with shale formations." The supporting statement of that proposal, much like the present Proposal, requested that such report address, at a minimum, and on a regional basis or by each play in which the company operates:

• Percentage of wells using "green completions;"
• Methane leakage as a percentage of total production;
• Percentage of drilling residuals managed in closed-loop systems;
• Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress;
• Goals and quantitative reporting on progress to reduce toxicity of drilling fluids;
• A system for managing naturally occurring radioactive materials;

• Numbers and categories of community complaints of alleged impacts, and their resolution;
• A systematic approach for reporting community concern statistics upward within the company.

Similarly, the present Proposal seeks performance metrics relevant to methane leakage control:

- the scope of its leak detection programs, including specific areas and proportion of facilities assessed;
- methodologies used to detect leaks in those areas;
- the frequency at which those areas and operations are monitored and leaks repaired;
- methane emission rates from drilling, completion, and production operations; and methane emissions reductions targets.

II. **The Methane Reporting Proposal Does Not Substantially Duplicate the Portfolio Impacts Proposal and is Not Excludable Under Rule 14a-8(i)(11)**

The Company's letter next argues that the current methane reporting proposal (*Methane Reporting Proposal*) is duplicative of a proposal asking the Company to assess the resilience of the Company's portfolio of reserves under the globally agreed upon 2 degree target (*Portfolio Impacts Proposal*).

A. **The Two Proposals Make Different Requests for Action**

While the *Methane Reporting Proposal* and the *Portfolio Impacts Proposal* both arise from the need to reduce climate change, the similarities end there. The goals and actions of the two proposals are distinct. The *Methane Reporting Proposal* asks the Company to describe the *actions it is taking to reduce methane emissions*, particularly leakage, from the company's hydraulic fracturing operations. In contrast, the *Portfolio Impacts Proposal* requests the Company to analyze the anticipated impacts the Company faces from the Paris Agreement's goal of keeping global warming under 2 degrees, including "publishing an annual assessment of the long-term portfolio impacts of technological advances and global climate change policies . . . and the resilience of the company's full portfolio of reserves and resources . . . and address the financial risks associated with such a scenario."

B. **The Focus of the Two Proposals Are Distinct**

The Company sets forth three ways in which it believes the proposals are duplicative. First, the Company argues that the mere fact that two reports ask for an annual report to shareholders makes the proposals duplicative. The Company cites no authority for such a broad proposition. In fact, the question is not whether two proposals ask for an annual report to shareholders, but whether the subject matter of those reports are duplicative or are in conflict. That is not the case here.

The Company next argues that both proposals ask the Company to "perform an analysis on the impact to its current operations from global policies to reduce greenhouse gas emissions." This is not correct. Only the *Portfolio Impacts Proposal* asks for such an analysis. The *Methane Reporting Proposal* asks only that the Company report on its own program and actions to minimize methane emissions.

Finally, the Company states that "both proposals want the Company to discuss the impact of a 2 degree Celsius Scenario." Again the *Methane Reporting Proposal* does not ask for an analysis of impacts to the Company from anything. While the goal of keeping global warming below 2 degrees Celsius forms a backdrop for both proposals, the similarities end there. The *Methane Reporting Proposal* does not ask for analysis of a 2 degree scenario on the company, or the long-term portfolio impacts of technological advances and global climate change policies associated with a 2 degree scenario, or the financial risks associated with such a scenario. It simply notes that the world needs to keep global warming below that level, thus methane emissions are important.

The Company's duplicative proposal argument is similar to a prior unsuccessful challenge Exxon brought in which the Company asserted duplication of submitted proposals because both addressed the issue of climate change. In *Exxon Mobil* (March 17, 2014), the exclusion request was denied where one proposal requested a report on the Company's strategy to address the risk of stranded assets presented by global climate change, including analysis of long and short term financial and operational risks to the company, while the prior proposal asked for the company to adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations.[4] The actions in the two proposals were distinct. Although both proposals centered on climate change, one proposal sought a company strategy to reduce its likelihood of experiencing stranded assets and the other sought company action and goals to reduce the Company's own carbon footprint. The two proposals at issue here are even more distinct.

C. Prior Precedent Supports the Distinctness of the Two Proposals

Staff precedent indicates that proposals addressing a broad overarching topic (i.e., climate change) are not necessarily duplicative so long as they have a distinct "principal thrust". See *ExxonMobil Corp.* (March 17, 2014) (concurring that a proposal seeking a report on carbon asset risk was not substantially duplicative of a proposal seeking GHG reduction goals despite the fact both proposals dealt broadly with climate change). See *AT&T Inc.* (avail. February 3, 2012) (indicating that a proposal seeking a report on

[4] Note that in this instance the Staff apparently issued a denial of the no action request concurrent with a decision of the parties to withdraw the request.

lobbying contributions and expenditures is distinct from a proposal seeking a report on political disclosure, whereas AT&T argued they were both "political"). See also *Bank of America Corp.* (avail. January 7, 2013)(concurring that a proposal seeking to explore an end to political spending on elections and referenda is distinct from a proposal asking the company to disclose its political spending in a variety of categories). Further, at *Pharma-Bio Serv, Inc.* (January 17, 2014) two proposals, which both related to the issuance of dividends, were allowed by the Staff to appear on the proxy, and were not found to be excludable under Rule 14a-8(i)(11). The first proposal requested that the board establish a quarterly dividend policy while the second requested that the board immediately adopt and issue a special cash dividend. Even though the subject matter of dividends underlay both proposals, they were not considered duplicative for purposes of the rule. Similarly, proposals that relate to aspects of board elections are not considered duplicative under the rule. For instance one proposal calling for a simple majority vote, and another calling for directors to be elected on an annual basis were not found duplicative for purposes of Rule 14a-8(i)(11) in *Baxter Inc.* (January 31, 2012). See also *Pulte Homes Inc.* (avail. March 17, 2010)(indicating that a proposal urging the board of directors to adopt a policy requiring that senior executives retain 75% of all equity-based compensation for at least two years following their departure from the company and to report to shareholders regarding the policy is distinct from a proposal asking the board to adopt a policy that would bar senior executives and directors from engaging in speculative transactions involving their holdings of company stock). As noted, these proposals are distinct in "principal thrust." The Methane Reporting Proposal and the Portfolio Impacts Proposals, while set in the context of the need to keep global warming below 2 degrees Celsius, exhibit a distinct "principal thrust" and unique requests.

Unlike the present matter, in each instance of duplicative proposals cited by the Company, the prior proposal effectively subsumed most of the subject matter of the later submitted proposal. In *Wells Fargo* (Feb. 8, 2011), the prior proposal sought a report on internal controls over its mortgage servicing operations, including a discussion of the company's participation in mortgage modification programs to prevent residential foreclosures, and the Company's servicing of securitized mortgages that the Company may be liable to repurchase. The content of such a report would have overlapped significantly with the later submitted proposal, which sought independent review of the Company's internal controls related to loan modifications, foreclosures and securitizations. In *Chevron Corp.* (March 23, 2009) the proposal sought disclosure of environmental damage that would result from the Company's expanding oil sands operations in the Canadian boreal forest including the environmental implications of a policy of discontinuing these expansions. Because one of the major known environmental implications of the expansion of oil sands - highlighted in the oil sands proposal whereas clauses - was how continuing expansion of oil sands development would increase greenhouse gas emissions, it was found to overlap with the prior proposal seeking a report on reducing total greenhouse gas emissions from the Company's products and operations. Finally in *Pacific Gas Electric Co* (Feb. 1, 1993) a proposal seeking to tie total compensation of the chief executive officer to the

Company's performance was found to duplicate two prior submitted proposals, one tying non-salary compensation of all management to performance indicators and one placing ceilings on future total compensation of officers and directors, thereby reducing their compensation. In each of these instances, there was a clear rationale because disclosures or actions sought would be largely subsumed by the prior proposals. Each of these proposals stand in contrast to the present Proposal, as the core topic of the proposal would be effectively addressed by the prior proposals. The Portfolio Impacts proposal's focus on reporting impacts of climate policy on the Company is entirely separate from and not duplicative with a Proposal seeking exploration of proactive changes the Company could take to avoid such impacts.

D. Shareholders Will Not Be Confused by the Two Proposals

"The purpose of [Rule 14a8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." [Exchange Act Release No. 12999 (Nov. 22, 1976)]. A reasonable shareholder would not fail to understand that the "principal thrust" of these two proposals is different: A report on the Company's methane leakage program v. an analysis of the risks and impacts of a 2 degree Celsius scenario on the Company. Accordingly the Proposal is not excludable pursuant to Rule 14a-8(i)(11).

CONCLUSION

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under Rule 14a-8 (i)(7) or (11). In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Sincerely,

Sanford Lewis

Cc: Louis Goldberg
James E. Parsons
Park Foundation

Exhibit A

"Methane Reporting Proposal"

WHEREAS: Methane emissions contribute significantly to climate change, with an impact of roughly 87 times that of carbon dioxide over a 20 year period. Methane emissions and leaks from the oil and gas sector could erase the climate benefits of burning oil or gas instead of coal. Methane emissions can occur from venting, flaring, and leaking throughout oil and gas operations. A recent study indicates methane emissions from the oil and gas sector are 20 to 60 percent higher than previously thought. (Nature, October 2016).

The International Energy Agency has identified minimizing methane emissions from upstream oil and gas production as one of four key global greenhouse gas mitigation opportunities to keep the world below a *2° Celsius* temperature increase. (WEO Special Report 2013). In the United States, the oil and gas industry was responsible for a third of all methane emitted in 2014.

Cost effective technological solutions exist and can be deployed immediately to substantially reduce methane emissions in the oil and gas industries (ICF International). A small number of 'super-emitter' leaks may produce a disproportionately large portion of emissions. With advances in infrared, drone, and leak detection technology, it is well within the ability of companies to find and dramatically reduce their methane leaks.

A 2016 study found Exxon was the second highest methane emitter from onshore production in 2014. (Center for American Progress). Despite the scale of its emissions, Exxon fails to provide investors with sufficient information on its methane emissions and leak detection and repair program to enable them to assess the company's methane risk. In the 2016 edition of "Disclosing the Facts", an investor oriented assessment ranking companies on hydraulic fracturing reporting practices, Exxon scored zero points on methane leak detection and repair-related questions.

Given the intense and growing public scrutiny of methane emissions, Exxon must demonstrate to investors that it is taking action to reduce its methane risk. Disclosure of specific management practices and their impacts, especially with respect to leak detection, is the primary means by which investors can assess how it is managing this important risk.

While Exxon provides generalized information on its worldwide hydraulic fracturing policies, including broad statements about methane reduction, Exxon does not provide performance information needed to allow investors to assess Exxon's methane leak detection and repair practices based on objective, quantitative analyses comparable to other companies in the sector.

RESOLVED:
Shareholders request that Exxon report annually to shareholders (at reasonable cost, omitting proprietary information) and using quantitative indicators, the company's actions beyond regulatory requirements to minimize methane emissions, particularly leakage, from the company's hydraulic fracturing operations.

Supporting Statement: Proponents request the report include,

- the scope of its leak detection programs, including specific areas and proportion of facilities assessed;
- methodologies used to detect leaks in those areas;
- the frequency at which those areas and operations are monitored and leaks repaired;
- methane emission rates from drilling, completion, and production operations; and methane emissions reductions targets

Exhibit B
The Previously Submitted Proposal

"Portfolio Impacts Proposal"

RESOLVED: Shareholders request that, beginning in 2018 , ExxonMobil publish an annual assessment of the long-term portfolio impacts of technological advances and global climate change policies, at reasonable cost and omitting proprietary information. The assessment can be incorporated into existing reporting and should analyze the impacts on ExxonMobil's oil and gas reserves and resources under a scenario in which reduction in demand results from carbon restrictions and related rules or commitments adopted by governments consistent with the globally agreed upon 2 degree target. This reporting should assess the resilience of the company's full portfolio of reserves and resources through 2040 and beyond, and address the financial risks associated with such a scenario.

Supporting Statement:
It is our intention that this be a supportive but stretching resolution that promotes the longer-term success of the company.

In December 2015,195 nations reached an agreement at the 21st Conference of the Parties to the UN Framework Convention on Climate Change to limit global average temperature rise to well below 2 degrees Celsius, with a stretch target of 1.5 degrees Celsius (Paris Agreement) . The Paris Agreement, which went into effect on November 4, 2016 , requires signatories to submit progressively stronger nationally determined contributions every five years with a view to ensuring that the objective to restrict warming to well below 2 degrees is met.

ExxonMobil recognized in its 2015 10-K that 'a number of countries have adopted, or are considering adoption of, regulatory frameworks to reduce greenhouse gas emissions,' and that such policies, regulations, and actions could make its 'products more expensive, lengthen project implementation timelines, and reduce demand for hydrocarbons .' However, ExxonMobil has not presented any analysis to investors of how its portfolio performs under a 2 degrees scenario. Performing such an analysis is critical to informing a business strategy that meets ExxonMobil's objective of increasing energy access to the world's poorest, without conflicting with the Paris Agreement.

When ExxonMobil sought to exclude this resolution from the proxy statement last year, the SEC advised that 'it does not appear that ExxonMobil's public disclosures compare favorably with the guidelines of the proposal.'

The need for extractive companies to provide disclosure on the resilience of their portfolios to the transition to a low carbon economy is generally established. ExxonMobil's peers BP, ConocoPhillips, Royal Dutch Shell and Total have endorsed 2 degrees scenario analysis. The Financial Stability Board's Task Force on Climate Related Financial Disclosures has indicated that it favors such analysis. Major asset managers (e.g. BlackRock, State Street Global Advisors) have called for improved climate risk disclosures. In the credit market, Moody's Global Ratings includes low demand scenarios in its ratings analysis of companies in high risk sectors such as the energy industry.

This resolution aims to ensure that ExxonMobil fully evaluates and discloses to investors risks to the viability of its assets as a result of the transition to a low carbon economy, including a 2 degrees scenario, in line with sector good practice.

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

February 6, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The TJX Companies, Inc.*
Stockholder Proposal of Christine Jantz
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, The TJX Companies, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from Christine Jantz (the "Proponent").

Pursuant to Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the date the Company expects to file its definitive 2017 Proxy Materials with the Commission and concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal seeks to have the Company achieve "net-zero" greenhouse gas emissions by a specific date with respect to specific aspects of the Company's operations. Specifically, the Proposal states, in relevant part:

> **Resolved:** The shareholders request the Board of Directors of TJX, Inc. (the "Company") to prepare a report to shareholders by December 31, 2017 that evaluates the potential for the Company to achieve by a fixed date "net-zero" emissions of greenhouse gases from parts of the business owned and operated by the Company. The report should be done at reasonable expense and may exclude confidential information.
>
> **Supporting Statement:** . . . [T]he proponent suggests that the relevant operations could include executive and administrative offices, data centers, product development offices, fulfillment centers and customer service offices, as well as transportation of goods and employees. "Net-zero greenhouse gas emissions status" can be defined as reduction of GHG emissions attributed to company operations to a target annual level, and offsetting the remaining GHG emissions by negative emissions strategies that result in a documented reduction equal to or greater than the company's remaining GHG emissions during the same year. "Negative emissions solutions" are rigorously measured and tracked activities to displace polluting forms of energy production. Examples include tree-planting and technological solutions that draw carbon from the air. Such negative emissions solutions can be developed by a company or purchased as offsets. We recommend that the report consider the potential fixed dates of 2030, 2040 or 2050 for achieving net zero GHG.

A copy of the Proposal and its supporting statement, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations; and

- Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With Matters Relating To The Company's Ordinary Business Operations.

A. Background.

Pursuant to Rule 14a-8(i)(7), a stockholder proposal may be excluded if it "deals with a matter relating to the company's ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept [of] providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission explained that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). Moreover, as is relevant here, under Rule 14a-8(i)(7) a proposal that seeks to micro-manage a company's business operations is excludable even if it involves a significant policy issue.

Here, the Proposal requests that the Board of Directors of the Company (the "Board") prepare a report evaluating the potential for the Company to achieve by a fixed date "net-zero" emissions of greenhouse gases from parts of the business owned and operated by the Company. The Proposal provides a specific quantitative target, a set of specific deadlines, and a specific means of achieving the stated goal. As discussed below, under the well-established precedent, the Proposal is, therefore, excludable under Rule 14a-8(i)(7) because it seeks to micro-manage the Company, even if it involves a significant policy issue.

B. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Seeks To Micro-Manage The Company.

As noted above, the Commission stated in the 1998 Release that one of the considerations underlying the ordinary business exclusion was "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The 1998 Release further states that "[t]his consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies."

The Staff consistently has concurred that stockholder proposals attempting to micro-manage a company by providing specific details for implementing a proposal are excludable under Rule 14a-8(i)(7). In *Apple Inc.* (avail. Dec. 5, 2016), the Staff concurred in the exclusion of a proposal that requested that the company "generate a feasible plan to reach net-zero GHG emissions status by the year 2030 . . . and to report the plan to shareholders" because the proposal sought to "micromanage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See also Deere & Co.* (avail. Dec. 5, 2016) (same). In *Apple Inc.* and *Deere & Co.*, the companies argued that the proposals sought to micro-manage the companies by replacing the judgment of management with specific quantitative measures and timelines provided by stockholders, who, as a group, would not be in a position to make an informed judgment. *See also Marriott International Inc.* (avail. Mar. 17, 2010) (Staff concurred that the exclusion of a proposal to install and test low-flow shower heads in some of the company's hotels amounted to micro-managing the company by requiring the use of specific technologies); *Ford Motor Co.* (avail. Mar. 2, 2004) (Staff concurred with the exclusion of a proposal requesting that the company publish a report about global warming/cooling, where the report was required to include details such as the measured temperature at certain locations and the method of measurement, the effect on temperature of increases or decreases in certain atmospheric gases, the effects of radiation from the sun on global warming/cooling, carbon dioxide production and absorption, and a discussion of certain costs and benefits); *Duke Energy Carolinas, LLC* (avail. Feb. 16, 2001) (Staff concurred with the exclusion of a proposal which recommended to the company's board of directors that they take specific steps to reduce nitrogen oxide emissions from the company's coal-fired power plants by 80% and to limit each boiler to 0.15 pounds of nitrogen oxide per million BTUs of heat input by a certain year). Importantly, we note that the Staff's response in *Ford Motor Co*. makes clear that a proposal may be excludable under Rule 14a-8(i)(7) because it seeks to micro-manage a company even if the proposal requests that the company publish a report, as opposed to requesting that the company take a specific action.

The Proposal seeks to micro-manage the Company to a substantially similar degree that the proposals that were deemed excludable in *Apple Inc.* and *Deere & Co.* sought to micro-manage those companies. Specifically:

- The proposals at issue in *Apple Inc.* and *Deere & Co.* requested that each company "generate a feasible plan to reach net-zero GHG emissions status by the year 2030 . . . and to report the plan to shareholders." Here, the Company has been requested to "prepare a report to shareholders by December 31, 2017 that evaluates the potential for the Company to achieve by a fixed date 'net-zero' emissions of greenhouse gases," where the "fixed date" recommended is 2030, 2040, or 2050. Consequently, like in *Apple Inc.* and *Deere & Co.*, the Company will, of necessity, need to formulate a plan that would enable the Company to reach net-zero GHG emissions status by a fixed date, which is, on the outside, 2050.

- Like the proposals in *Apple Inc.* and *Deere & Co.*, here, the stockholders would be asked to vote upon a plan of action (as set forth in the Proposal) that would displace the Company's judgments on business and operational strategy related to climate change, and require the Company to assess the potential to achieve a significant and complex milestone by a fixed date and to report on such potential by an arbitrary deadline. Similarly, as in *Apple Inc.* and *Deere & Co.*, the Proponent has given the Company no explanation in its Proposal for selecting its recommended fixed date deadline, and such deadlines do not account for the myriad operational and strategic judgments the Company must make in operating its business.

- Similarly, like the proposals in *Apple Inc.* and *Deere & Co.*, the Proposal would require the Company to evaluate and prioritize particular courses of action and changes to its operations and business, and then to replace its own judgments about the best course of action as to how to manage its complex, international business with a course of action directed solely at meeting the specific emissions level selected by the Proponent by the fixed date set forth in the Proposal that appears to be arbitrary and using the means prescribed by the Proposal.

- In addition, like the proposals in *Apple Inc.* and *Deere & Co.*, the Proposal would entail a significant number of specific actions and calculations, including the compilation and analysis of numerous data points and areas of operations across many parts of the Company's business.

- Furthermore, like the proposals in *Apple Inc.* and *Deere & Co.*, the Proposal fundamentally interferes with management's ability to run the Company and operate its global business on a day-to-day basis by subjecting to direct stockholder oversight numerous aspects of the Company's business which are simply too complex for stockholders to understand fully based on the limited information available to them.

- Lastly, like with the proposal in *Apple Inc.*, setting particular greenhouse gas emissions targets involves complex operational decisions and involves the work of myriad professionals and experts across varied disciplines who carefully study, among other things, potential emissions trends, forthcoming technologies, capital expenditures, regulatory requirements, and compliance. Business judgments must then be made about the strategic allocation of resources among these different strategies.

Because the Proposal probes just as deeply into matters of a complex nature as the proposals in *Apple Inc.* and *Deere & Co.*, the Proposal, like those proposals, may be excluded under Rule 14a-8(i)(7) because it seeks to micro-manage the Company.

Importantly, as written, the Proposal appears to address the net level of "emissions of greenhouse gases from parts of the business directly owned *and* operated by the Company . . . ." (emphasis added). By limiting the scope of analysis to aspects of the "business owned and operated" by the Company, the Proposal restricts the ability of the Company to consider the solutions related to aspects of the business not directly owned and operated by the Company, as well as those related to aspects of the business that are owned *or* operated by the company, if the Company were to choose to do so. For example, the Company operates over 3,600 stores and leases virtually all of them.[1] These stores account for 82% of the Company's greenhouse gas emissions footprint.[2] If the scope of the Company's analysis was limited to the parts of the business it owns *and* operates, the Company would be unable to consider a significant portion of its greenhouse gas emissions footprint in evaluating the potential to achieve net-zero emissions.

Moreover, if the Company were unable to consider its stores' emissions in evaluating the potential to achieve a net-zero emissions goal because they are not both owned and operated by the Company, the Company would be unable to comply with industry accepted standards for preparing greenhouse gas emissions inventories and accounting for and reporting greenhouse gas emissions. For example, the Company follows the standardized approaches and principles set forth in the GHG Protocol Corporate Accounting and

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[1] As reported in the Company's Form 10-K for the fiscal year ended January 30, 2016, *available at:* https://www.sec.gov/Archives/edgar/data/109198/000119312516521424/d110852d10k.htm.

[2] TJX, *Corporate Responsibility*, *Energy Efficiency*, *available at* http://www.tjx.com/corporate/environmental_energy.html.

Reporting Standard (the "GHG Reporting Standard") published by the GHG Protocol Initiative, a multi-stakeholder partnership of businesses, non-governmental organizations, governments, and others, convened by the World Resources Institute and the World Business Council for Sustainable Development, whose "vision is to harmonize GHG accounting and reporting standards internationally to ensure that different trading schemes and other climate related initiatives adopt consistent approaches to GHG accounting."[3] The GHG Reporting Standard sets forth several approaches for companies to account for greenhouse gas emissions based on a number of factors, including ownership and operational control. Pursuant to the GHG Reporting Standard and the standards and guidelines set forth therein, the Company accounts for its emissions using the operational control approach. Under the operational control approach, the Company accounts for 100 percent of the GHG emissions from operations over which it has control, which would include the stores that the Company leases.[4] However, the Proposal would require the Company to supplant the standardized, industry-accepted approach set forth by the GHG Reporting Standard and require management to adopt and possibly devise a different standard that replaces its own judgments about the best reporting standards and principles with standards that fit the criteria prescribed by the Proponent.

The Company has demonstrated a commitment to pursuing initiatives that are smart for its business and good for the environment. The Company has measured and managed its global greenhouse gas inventory since 2009 and, as discussed in greater detail in Part II below, has responded to the CDP's Climate Change disclosure request for seven consecutive years. Within this report, the Company provides information on the initiatives that reduce emissions within its measured operations. Additionally, the Company strives to look for ways to improve upon its energy efficiency efforts and its environmental sustainability practices. However, the Proposal would impose upon the Company a rigid rubric for evaluating positive action on climate change and would limit the ability of the Board and management to implement the environmental policies that they believe best address climate change by mandating that only a single scenario is considered. By prescribing a specific target as well as specific means of reducing and offsetting greenhouse gas emissions, the Proposal supplants the judgment of the Board and management, and thus seeks to micro-manage the Company.

---

[3] *Greenhouse Gas Protocol, Corporate Standard*, *available at* http://www.ghgprotocol.org/standards/corporate-standard.

[4] *Id.* at 19.

The degree to which the Proposal seeks to micro-manage the Company's greenhouse gas emissions program is demonstrated by the number of specific actions and calculations that implementation of the Proposal would entail, requiring compilation and analysis of numerous data points and areas of operations. Because it establishes a specific quantitative emissions target, a specific reporting date, a set of specific implementation deadlines, and a specific means of achieving the stated goal, the Proposal differs significantly from proposals that seek to address greenhouse gas emissions by establishing goals or priorities while permitting management to exercise judgment in determining how, when, and to what degree to implement specific policies. A proposal that seeks to establish goals for, or ranges of, compliance allows a company flexibility to determine an achievable level of compliance and an acceptable timeline for implementation, and therefore, unlike the Proposal, does not micro-manage the company for purposes of Rule 14a-8(i)(7). For example, in *FirstEnergy Corp.* (avail. Mar. 4, 2015), the Staff declined to concur in excluding a proposal that requested that the company create "specific, quantitative, time bound carbon dioxide reduction goals," but which did not impose a specific target or deadline on management. Unlike the proposal in *FirstEnergy Corp.*, the Proposal sets a specific goal of net-zero emissions and specifies fixed dates to achieve the goal, and therefore does not permit management to exercise judgment in implementing environmental policies in a manner that is in the best interest of stockholders.

We recognize that in *Choice Hotels International, Inc.* (avail. Feb. 25, 2013), the Staff did not concur in the exclusion of a proposal requesting a report on the water flow of showerheads, noting that the proposal "primarily focuses on the significant policy issue of global warming and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate." Unlike in *Choice Hotels International, Inc.*, however, the Proposal requires the Board to perform a detailed analysis of all aspects of the Company's business based on the specific quantitative target and that this detailed analysis be completed by an arbitrary deadline, and that the specific quantitative target be achieved by the fixed dates of 2030, 2040 and 2050. While the proposal in *Choice Hotels International, Inc.* requested a report on a single item that constituted a small part of the company's overall business operations, the Proposal explicitly states that the report should cover "emissions of greenhouse gases from parts of the business owned and operated by the Company" and states that "relevant operations could include executive and administrative offices, data centers, product development offices, fulfillment centers and customer services offices, as well as transportation of goods and employees." In order to accurately report on the feasibility of a plan with such a broad scope, the Company would first need to develop the details of a plan, which would involve an intrusive analysis into many parts of the Company's business. The Proposal is thus unlike the proposal in *Choice Hotels International, Inc.* because it seeks to micro-manage the Company to a far greater degree.

As discussed above, the breadth and depth of the analyses and decisions relating to the Company's global business, and the decisions to prioritize certain environmental efforts over others, require complex and detailed decision-making that is beyond the ability of stockholders to determine by means of a stockholder proposal. The Proposal invokes the type of micro-management of complex issues involving the ordinary course of a company's business that the 1998 Release was meant to address. By subjecting to direct stockholder oversight the Company's choices regarding its business and operations, the Proposal fundamentally interferes with management's ability to run the Company and operate its business on a day-to-day basis. Because the Proposal supplants the Company's judgments on its business by setting forth a specific quantitative target, a set of specific deadlines, and a specific means of achieving the stated goal, it is an attempt to micro-manage the Company and is thus properly excludable under Rule 14a-8(i)(7).

C. Regardless Of Whether The Proposal Touches Upon A Significant Policy Issue, The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Seeks To Micro-Manage The Company.

As discussed in the "Background" section above, the significant policy exception is limited in that, as is relevant here, a proposal may nevertheless be excluded under Rule 14a-8(i)(7) if it seeks to micro-manage a company by specifying in detail the manner in which the company should address a policy issue, even if the proposal involves a significant policy issue. Here, although the Proposal's reference to "emissions of greenhouse gases" may raise significant policy considerations, the environmental goals of the Proposal are secondary to the Proposal's efforts to micro-manage the Company's operations and processes in addressing this issue. Therefore, the Proposal remains excludable under Rule 14a-8(i)(7).

In this respect, the Staff's responses in *Apple Inc.* and *Deere & Co.* (discussed above) are particularly relevant. There, the Staff concurred in the exclusion of proposals addressing greenhouse gas emissions, a significant policy issue, because the proposals intruded upon the day-to-day, ordinary business operations of the companies. Here, even though greenhouse gas emissions are a significant policy issue, the Proposal requires the Board to analyze many aspects of the Company's day-to-day operations relevant to the goal of achieving zero emissions, including "executive and administrative offices, data centers, product development offices, fulfillment centers and customer services offices, as well as transportation of goods and employees." The extent of intrusion by the Proposal on the Company's ordinary operations means that the subject matter does not "transcend[] the day to day business matters of the company," and, therefore, like the proposals in *Apple Inc.* and *Deere & Co.*, the proposal may be properly excluded under Rule 14a-8(i)(7). As demonstrated by the *Apple Inc.*, *Deere & Co.* and other precedents discussed above, the Staff has consistently concurred in the exclusion of proposals that seek to micro-manage a company's business operations, regardless of whether the proposals also address significant policy issues. Thus, even though the Proposal relates to a significant policy issue, the Proposal is properly excludable under Rule 14a-8(i)(7).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented.

A. Background.

Rule 14a-8(i)(10) permits the exclusion of a stockholder proposal "[i]f the company has already substantially implemented the proposal." The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See* Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. *See* Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented." *See* the 1983 Release. The Commission later codified this revised interpretation in Exchange Act Release No. 40018 (May 21, 1998).

The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc*. (avail. Mar. 28, 1991). Moreover, under this standard, a company need not implement a stockholder proposal in exactly the manner set forth by the proponent. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). Differences between a company's actions and a stockholder proposal are permitted (such as where the manner in which the company implemented the proposal either did not correspond precisely to the action requested by the proposal or where the contents of a requested report were disclosed by the company across various sources) as long as the company's actions satisfactorily address the proposal's "essential objectives."

For example, in *The Coca-Cola Co.* (avail. Jan. 25, 2012, *recon. denied* Feb. 29, 2012), the proposal requested that the board prepare a report "updating investors on how the company is responding to the public policy challenges associated with [Bisphenol A, or BPA]." The company asserted that its website already disclosed "information about the use of BPA in aluminum can liners and the [c]ompany's priority of ensuring the safety and quality of its products and packaging." Although the disclosures referenced by the company were on multiple pages of the company's website, the Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(10), noting that the company's "public disclosures compare favorably with the guidelines of the proposal and that [the company] has, therefore, substantially implemented the proposal." *See also General Electric Co.* (avail. Mar. 3, 2015) (concurring with exclusion of a proxy access proposal under Rule 14-8(i)(10) and noting the company's representation that the board has adopted a proxy access bylaw that addresses the "proposal's essential objective"); *Entergy Corp.* (avail. Feb. 14, 2014) (concurring that a proposal calling for a report "on policies the company could adopt to take additional near-term actions to reduce its greenhouse gas emissions" could be excluded under Rule 14a-8(i)(10) when the company already provided environmental sustainability disclosures on its website and in its CDP (formerly known as the Carbon Disclosure Project) report); *The Boeing Co.* (avail. Feb. 17, 2011) (concurring in exclusion under Rule 14a-8(i)(10) of a proposal that requested that the company "review its policies related to human rights" and report its findings, where the company had already adopted human rights policies and provided an annual report on corporate citizenship); *The Procter & Gamble Co*. (avail. Aug. 4, 2010) (concurring in the exclusion of a proposal requesting that the board adopt a comprehensive policy on the human right to water based on a United Nations document, when the company revised its existing water policy and only adopted those factors from the United Nations Document that were "most relevant to the corporate community"); *Exelon Corp.* (avail. Feb. 26, 2010) (concurring in the exclusion of a proposal that requested a report on different aspects of the company's political contributions when the company had already adopted its own set of corporate political contribution guidelines and issued a political contributions report that, together, provided "an up-to-date view of the [c]ompany's policies and procedures with regard to political contributions"); *Exxon Mobil Corp.* (avail. Mar. 23, 2009) (concurring in the exclusion of a proposal requesting the board to prepare a semi-annual report detailing the company's policies for political contributions and any contributions made where the company demonstrated substantial implementation of each element of the proposal); *Hewlett-Packard Co.* (avail. Dec. 11, 2007) (concurring in the exclusion of a proposal requesting that the board permit stockholders to call special meetings on the basis that it was substantially implemented by a proposed bylaw amendment to permit stockholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting).

B. The Company Has Substantially Implemented The Proposal.

The Company has substantially implemented the Proposal's request that the Company "prepare a report to shareholders by December 31, 2017 that evaluates the potential for the Company to achieve by a fixed date 'net-zero' emissions of greenhouse gases from parts of the business owned and operated by the Company" through its quantitative target to reduce its greenhouse gas emissions and associated disclosures. The essential objective of the Proposal is to focus the Company on the development of a plan to reduce the effects of greenhouse gas emissions generated by the Company's operations to the extent feasible and to provide related information to the Company's stockholders. Because the Company (1) has set and disclosed a quantitative global emissions reduction goal, (2) actively pursued emissions reduction solutions through the Company's various environmental sustainability practices and initiatives, and (3) reported on its goal and the efforts made to meet it to its stakeholders (for example, through its disclosures on its website and participation in the CDP reporting initiative, as discussed below), the Company has substantially implemented the Proposal's essential objective.

Specifically, the Company has set and disclosed a quantitative global emissions reduction goal, which is to, by 2020, "reduce [the Company's] global GHG emissions per dollar of revenue by 30% against a fiscal year 2010 baseline."[5] This goal reflects what is feasible for the Company as it balances emissions reductions activities with the needs of its business. The Company is advancing this quantitative goal by integrating environmental sustainability practices into its global organization, undertaking various sustainability initiatives, and setting internal performance goals regarding sustainability and energy savings. Notably, the Company is "on track with . . . [its] 2020 goal."[6]

The Company's corporate responsibility website contains detailed disclosure about the Company's environmental sustainability efforts undertaken towards meeting its quantitative global emissions reduction goal.[7] For example, the Company discusses on its website some of its "energy efficiency programs [that] include: [r]etrofitting lighting, [i]mplementing and monitoring energy management/building automation systems, [c]onducting preventative [heating, ventilating and air conditioning systems] HVAC

---

[5] TJX, *Corporate Responsibility*, *Environmental Sustainability*, *available at* http://www.tjx.com/corporate/environmental.html.

[6] *Id.*

[7] *Id.*

maintenance, [and] [p]roviding stores with energy awareness training materials."[8] As a result of its combined emissions reduction initiatives in the U.S., Canada and Europe, the Company reported on its website that in 2015 the Company reduced its carbon footprint by 10,700 metric tons of CO_2e, which is equivalent to "the amount of GHG emissions stored by 8,770 acres of trees," or "the annual GHG emissions given off by about 2,253 cars."[9]

The Company has several teams and committees focused on identifying and implementing environmental sustainability initiatives and energy efficiency solutions, including a cross-functional team comprised of Company energy management subject matter experts that:

> "meets. . . to collaborate and share best practices for reducing energy consumption and waste across [the Company's] stores, home offices and distribution centers . . . supports the [Company's] energy data collection efforts for . . . over 3,600 sites as part of [the Company's] global GHG inventory… review[s] [the Company's] progress against TJX's corporate GHG target . . . and identif[ies] key topics to be considered by [the Company's] global Executive Environmental Steering Committee."[10]

The Company's Executive Environmental Steering Committee "provides guidance, advocacy, support and oversight for global environmental initiatives, including guidance in managing the risks and opportunities associated with climate change and reviewing progress against [the Company's] global greenhouse gas target."[11]

In addition, the Company's website discusses the work of:

> environmental sustainability practitioners throughout TJX [who] come together regularly as a Global Environmental Sustainability Committee to explore environmental issues that impact our Company globally and to facilitate increased collaboration across our geographies. Focus areas include energy, operations, waste management, and regulatory compliance. This committee seeks to understand the environmental impacts of TJX's business operations and provide guidance on how to

---

[8] TJX, *Energy Efficiency, available at* http://www.tjx.com/corporate/environmental_energy.html.

[9] *Id.*

[10] *Id.*

[11] TJX, *Program Oversight, available at:* http://www.tjx.com/corporate/environmental_global_view.html.

> best conserve resources, minimize waste and use energy efficiently while also supporting [the Company's] growing and expanding businesses. Members of the committee help shape the high-level environmental sustainability priorities for the business, which can also influence the strategies of regional operational teams. For example, in 2015, [the Company] developed a database of environmental data and metrics that allowed each region to track progress against our global greenhouse gas reduction target.[12]

The Company's website also describes the Company's participation in various external third-party reporting and certifications efforts, including CDP's Climate Change Information Request[13] (the "Certifications Statement"). As detailed below, the Certifications Statement references the Company's "2016 CDP Response," which provides an in-depth summary of the Company's goals and progress in environmental sustainability. The 2016 CDP Response also provides detailed emissions measurements (including methodologies and explanations about how the Company quantified its emissions measurements), details regarding the Company's energy efficiency initiatives and the specific steps the Company has taken to reduce its gross global greenhouse gas emissions. Relevant excerpts from the 2016 CDP Response are attached hereto as Exhibit B.

In the 2016 CDP Response, the Company reported that 86% of its Scope 1 and 96% of its Scope 2 emissions are verified by, in the aggregate, attestation standards established by AICPA and in connection with the Company's certification by the Carbon Trust. *See* Exhibit B. As described in the Certifications Statement, the submission of the 2016 CDP Response represents the seventh consecutive year the Company participated in the CDP survey, and the Company has performed well on disclosure, earning a score of A-.[14] The Company is focused on "identifying energy saving opportunities and reducing . . . GHG emissions" and in 2016, the Company reported it reduced its emissions per dollar of revenue by 1.6% putting it closer to achieving its goal to reduce the GHG emissions per dollar of revenue by 30% by 2010, as compared to 2010. Exhibit B.

Similar to the proposals discussed in the precedent above, the Company has substantially implemented the Proposal as it has publicly disclosed to stockholders that the Company "evaluates the potential for the Company to achieve by a fixed date 'net-zero'

---

12 *Id.*

13 TJX, *Corporate Responsibility, External Reporting and Certifications*, *available at* https://www.tjx.com/corporate/environmental_certifications.html.

14 *Id.*

emissions of greenhouse gases from parts of the business owned and operated by the Company" because the Company has (1) set and disclosed a quantitative global emissions reduction goal, (2) actively pursued emissions reduction activities through the Company's various environmental sustainability practices and initiatives, and (3) disclosed its environmental sustainability efforts and initiatives to meet its goal, including in the disclosures described above. Moreover, the Company has set internal performance goals for individuals with responsibilities associated with sustainability and energy efficiency. Accordingly, the Proposal may be excluded from the 2017 Proxy Materials in reliance on Rule 14a-8(i)(10), as the Company has already substantially implemented the Proposal's "essential objective" through its existing policies and practices, which "compare favorably with the guidelines" of the Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Alicia C. Kelly, Executive Vice President, General Counsel and Secretary at the Company, at (508) 390-6527.

Sincerely,

Elizabeth A. Ising

Enclosures

cc: Alicia C. Kelly, The TJX Companies, Inc.
Christine Jantz

EXHIBIT A

From: Mari Schwartzer [mailto:mari@jantzmgmt.com]
Sent: Monday, December 19, 2016 12:38 PM
To: Ann Mccauley <Ann_McCauley@tjx.com>
Cc: Christine Jantz <jantz@jantzmgmt.com>
Subject: [External] proposal for 2017 proxy statement (Jantz Management)

Hi Ann,
I am helping another investment firm, Jantz Management LLC, with their engagement efforts, including filing shareholder proposals. Accordingly, please find attached a proposal for the 2017 proxy filed by Jantz Management, on behalf of Christine Jantz. Christine or I will forward proof of ownership from the Jantz custodian in a timely manner.

Please let me know if you have any questions. I will be mailing a hard copy as well today.

Sincerely,
Mari

Mari Schwartzer
Coordinator of Shareholder Services
mari@jantzmgmt.com

Jantz Management LLC
Responsible Quantitative Value Investing *TM*


JantzManagement
Responsible Quantitative Value Investing™

December 19, 2016

Ann McCauley
Corporate Secretary
TJX Companies
770 Cochituate Road
Framingham, Massachusetts 01701

Re: Shareholder Proposal for 2017 Annual Meeting

Dear Ms. McCauley:

Jantz Management LLC is filing the enclosed shareholder proposal regarding TJX Companies' greenhouse gas emissions program on behalf of me, as an individual shareholder. Jantz Management LLC is a Boston-based investment management firm providing discretionary investment services to separately managed accounts, pensions and profit sharing plans, trusts and estates, foundations and charities, and corporations and other business entities.

As an individual shareholder, I am a beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934 having held more than $2,000 worth of shares of TJX Companies' common stock held for more than one year. I will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided within the next 15 business days. I will send a representative to introduce the proposal.

I believe that this proposal is in the best interest of our Company and its shareholders. I look forward to discussing the matter in greater detail.

I would appreciate confirmation of receipt of this proposal by mail or email (jantz@jantzmgmt.com).

Sincerely,

Christine Jantz, CFA
President
Jantz Management LLC

Enclosure: shareholder proposal

Net-Zero Greenhouse Gas Emissions

Whereas:
It is widely reported that greenhouse gases (GHGs) from human activities are the most significant driver of observed climate change since the mid-20th century;

In 2015, 196 parties at the U.N. Climate Change Conference agreed to limit climate change to an average global warming of 2 degrees Celsius above pre-industrial temperatures, with a goal of limiting it to 1.5 degrees Celsius. Alarmingly, recent data suggest that "if current emissions trends continue (RCP8.5) we could cross the 1.5°C threshold in 10 to 15 years, somewhere between the years 2025-2030." Experts have concluded that the temperature increase goals mean that to fend off catastrophic climate change the entire world will need to achieve net zero GHG emissions;

Shareholders laud TJX Companies for committing "to reduc[ing] our global GHG emissions per dollar of revenue by 30% by 2020, against a 2010 baseline." However, these goals do not include a plan to reach net zero GHG emissions status;

We believe that achieving the goal of Net-Zero Greenhouse Gas Emissions is important for companies generally, and TJX specifically, to achieve sustainable long-term shareholder value.

Resolved: The shareholders request the Board of Directors of TJX, Inc. (the "Company") to prepare a report to shareholders by December 31, 2017 that evaluates the potential for the Company to achieve by a fixed date "net-zero" emissions of greenhouse gases from parts of the business owned and operated by the Company. The report should be done at reasonable expense and may exclude confidential information.

Supporting Statement: While the scope of coverage would be in the management's discretion, the proponent suggests that the relevant operations could include executive and administrative offices, data centers, product development offices, fulfillment centers and customer service offices, as well as transportation of goods and employees. "Net-zero greenhouse gas emissions status" can be defined as reduction of GHG emissions attributed to company operations to a target annual level, and offsetting the remaining GHG emissions by negative emissions strategies that result in a documented reduction equal to or greater than the company's remaining GHG emissions during the same year. "Negative emissions solutions" are rigorously measured and tracked activities to displace polluting forms of energy production. Examples include tree-planting and technological solutions that draw carbon from the air. Such negative emissions solutions can be developed by a company or purchased as offsets. We recommend that the report consider the potential fixed dates of 2030, 2040 or 2050 for achieving net zero GHG.

ATTENTION FUND FIDUCIARIES: Mutual funds and institutions hold about 91% of TJX common stock. Leading investors include, among others, Vanguard, FMR, Bank of New York Mellon, State Street, BlackRock, JP Morgan Chase, and Primecap. Your YES vote will promote TJX's reputation and sales, and encourage TJX to establish a long-term sustainable business model.

Jill DiGiovanni

From:	Ann Mccauley
Sent:	Monday, December 19, 2016 3:37 PM
To:	Christine Jantz
Cc:	Mari Schwartzer
Subject:	Proposal for 2017 Proxy Statement (Jantz Management)

Ms. Jantz,

We received your shareholder proposal today, December 19, 2016, for consideration at The TJX Companies, Inc.'s 2017 annual meeting of shareholders.

In the cover letter, you stated that you would provide TJX proof of your ownership of TJX shares within 15 business days. As you may know, SEC rules require companies to notify shareholder proponents of any eligibility or procedural deficiencies within 14 calendar days of receiving a shareholder proposal. Please do provide us the proof of ownership as soon as you can so we might be able to avoid sending a deficiency letter.

Thank you for your interest in TJX.

Best regards,
Ann

Ann McCauley
Executive Vice President, General Counsel and Secretary
The TJX Companies, Inc.
770 Cochituate Road
Framingham, MA 01701
(p) 508-390-2777
(f) 508-390-5022

Jill DiGiovanni

Subject: RE: [External] Re: Proposal for 2017 Proxy Statement (Jantz Management)

From: Christine Jantz <jantz@jantzmgmt.com>
Date: December 23, 2016 at 3:52:01 PM EST
To: Ann Mccauley <Ann_McCauley@tjx.com>
Cc: Mari Schwartzer <mari@jantzmgmt.com>
Subject: [External] Re: Proposal for 2017 Proxy Statement (Jantz Management)

Dear Ms. McCauley:
Attached, please find a cover letter and proof of ownership regarding a shareholder proposal that was filed this week. A hard copy of these documents will be sent concurrently to you, the corporate secretary, via overnight mail.

Sincerely,
Christine Jantz

Christine Jantz
President
Jantz Management LLC
470 Atlantic Avenue, 4th Floor
Boston, MA 02210
O: 617.273.8018
C: 781.962.9906

Responsible Quantitative Value Investing TM

On Mon, Dec 19, 2016 at 3:37 PM, Ann Mccauley <Ann_McCauley@tjx.com> wrote:

> Ms. Jantz,
>
> We received your shareholder proposal today, December 19, 2016, for consideration at The TJX Companies, Inc.'s 2017 annual meeting of shareholders.
>
> In the cover letter, you stated that you would provide TJX proof of your ownership of TJX shares within 15 business days. As you may know, SEC rules require companies to notify shareholder proponents of any eligibility or procedural deficiencies within 14 calendar days of receiving a shareholder proposal. Please do provide us the proof of ownership as soon as you can so we might be able to avoid sending a deficiency letter.

Thank you for your interest in TJX.

Best regards,

Ann

Ann McCauley
Executive Vice President, General Counsel and Secretary
The TJX Companies, Inc.
770 Cochituate Road
Framingham, MA 01701
(p) 508-390-2777
(f) 508-390-5022


JantzManagement
Responsible Quantitative Value Investing™

December 23, 2016

Ann McCauley
Corporate Secretary
TJX Companies
770 Cochituate Road
Framingham, Massachusetts 01701

Re: Shareholder Proposal for 2017 Annual Meeting

Dear Ms. McCauley:

This letter is regarding a shareholder proposal that Jantz Management LLC filed on my behalf on December 19, 2016, regarding TJX's greenhouse gas emissions program. Enclosed, please find a letter from my brokerage, Folio*fn* (a DTC participant), verifying that I, Christine Jantz as an individual shareholder of Jantz Management LLC, have held the requisite amount of stock in TJX Companies for more than one year prior to filing the shareholder proposal. As previously stated, I intend to continue to hold these shares through the next shareholder meeting.

Please note that I am submitting this proof of ownership on a timely basis consistent with Rule 14a-8. In the event that you find any defect in this documentation, I request that you notify me promptly of any concerns or deficiencies.

Should you need anything further, do not hesitate to contact me at jantz@jantzmgmt.com or at my mailing address, below.

Thank you in advance for your attention to this matter.

Sincerely,

Christine Jantz, CFA
President and Portfolio Manager
Jantz Management LLC

Enclosure: proof of ownership



FOLIO*fn* Investments, Inc.
8180 Greensboro Drive
8th Floor
McLean, VA 22102

p 888-485-3456
f 703-649-6288
folioinstitutional.com

December 23, 2016

Ann McCauley
Corporate Secretary
TJX Companies
770 Cochituate Road
Framingham, Massachusetts 01701

Dear Ms. McCauley:

Foliofn Investments, Inc. ("Folio"), a DTC participant, acts as the custodian for Jantz Management LLC. Christine Jantz, an individual shareholder of Jantz Management LLC, currently holds shares of The TJX Companies, Inc. common stock, and has held shares valued in excess of $2,000 continuously since December 19, 2015.

Sincerely,

Andrew W. Ferguson
Compliance Associate

Jill DiGiovanni

From: Ann Mccauley
Sent: Friday, December 30, 2016 3:29 PM
To: Mari Schwartzer; Christine Jantz
Subject: TJX

Mari and Christine,

I wanted to let you know that we are planning to send a deficiency notice regarding the proof of ownership provided in connection with your submission of a shareholder proposal to The TJX Companies, Inc.

Best,

Ann

Ann McCauley
Executive Vice President, General Counsel and Secretary
The TJX Companies, Inc.
770 Cochituate Road
Framingham, MA 01701
(p) 508-390-2777
(f) 508-390-5022

Jill DiGiovanni

From:	Fortt, Sarah E. <SFortt@gibsondunn.com>
Sent:	Friday, December 30, 2016 5:26 PM
To:	jantz@jantzmgmt.com
Cc:	Fortt, Sarah E.
Subject:	[External] TJX Correspondence
Attachments:	Jantz Deficiency Notice.pdf

Attached please find correspondence from our client, TJX Companies, Inc. The same will be overnighted to you.

Best,
Sarah

Sarah E. Fortt

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W., Washington, DC 20036-5306
Tel +1 202.887.3501 • Fax +1 202.530.4249
SFortt@gibsondunn.com • www.gibsondunn.com

This message may contain confidential and privileged information. If it has been sent to you in error, please reply to advise the sender of the error and then immediately delete this message.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

December 30, 2016

VIA OVERNIGHT MAIL AND EMAIL

Christine Jantz, CFA
Jantz Management LLC
P.O. Box 301090
Boston, MA 02130
jantz@jantzmgmt.com

Dear Ms. Jantz:

I am writing on behalf of The TJX Companies, Inc. (the "Company"), which received on December 19, 2016 your shareholder proposal entitled "Net-Zero Greenhouse Gas Emissions" submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2017 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received adequate proof that you have satisfied Rule 14a-8's ownership requirements as of December 19, 2016, the date that the Proposal was submitted to the Company. The December 23, 2016 letter from Folio*fn* Investments, Inc. that you provided is insufficient because it does not confirm that it is being provided by the record holder of the shares.

To remedy this defect, you must obtain a new proof of ownership letter verifying your continuous ownership of the required number or amount of Company shares for the one-year period preceding and including December 19, 2016, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including December 19, 2016; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your

ownership of the required number or amount of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number or amount of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including December 19, 2016.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including December 19, 2016. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including December 19, 2016, the required number or amount of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to Ann McCauley, Executive Vice President, General Counsel and Secretary, The TJX Companies, Inc., 770 Cochituate Road, Framingham, Massachusetts 01701. Alternatively, you may transmit any response to Ms. McCauley by email at ann_mccauley@tjx.com.

If you have any questions with respect to the foregoing, please contact me at 202-955-8287. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Elizabeth A. Ising

cc: Ann McCauley

Enclosures

Jill DiGiovanni

Subject: RE: [External] Follow-up on proof of ownership

From: Mari Schwartzer <mari@jantzmgmt.com>
Date: January 10, 2017 at 10:06:45 AM EST
To: ann_mccauley@tjx.com
Cc: Christine Jantz <jantz@jantzmgmt.com>
Subject: [External] Follow-up on proof of ownership

Hi Ann,
As requested, I am attaching a second letter from the custodian clarifying proof of ownership.
Please let us know if anything further is needed.

Sincerely,

Mari

Mari Schwartzer
Coordinator of Shareholder Services
mari@jantzmgmt.com

Jantz Management LLC
Responsible Quantitative Value Investing *TM*


JantzManagement
Responsible Quantitative Value Investing™

January 10, 2017

Ann McCauley
Corporate Secretary
TJX Companies
770 Cochituate Road
Framingham, Massachusetts 01701

Re: Shareholder Proposal for 2017 Annual Meeting

Dear Ms. McCauley:

This letter is regarding your Dec 30, 2016 letter in response to my Dec 19, 2016 shareholder proposal. Enclosed, please find a letter from my brokerage, Folio*fn* (a DTC participant), clarifying my ownership and the custodian's status as record holder. As previously stated, I intend to continue to hold these shares through the next shareholder meeting.

Should you need anything further, do not hesitate to contact me at jantz@jantzmgmt.com or at my mailing address, below.

Thank you in advance for your attention to this matter.

Sincerely,

Christine Jantz, CFA
President and Portfolio Manager
Jantz Management LLC

Enclosure: proof of ownership

PO Box 301090, Boston, MA 02130 | 617.273.8018 | info@jantzmgmt.com | jantzmgmt.com



FOLIOfn Investments, Inc.
8180 Greensboro Drive
8th Floor
McLean, VA 22102

p 888-485-3456
f 703-880-7313
folioinstitutional.com

January 9, 2017

Ann McCauley
Corporate Secretary
TJX Companies
770 Cochituate Road
Framingham, Massachusetts 01701

Dear Ms. McCauley:

Further to our confirmation letter from December 23, 2016 identifying the stock holdings of Christine Jantz, this letter confirms that in addition to being the custodian of the shares on behalf of Ms. Jantz, Folio is also the record holder of the shares.

Sincerely,

Jason Strickland
Director, Compliance & Risk Management

Jill DiGiovanni

From: Mari Schwartzer [mailto:mari@jantzmgmt.com]
Sent: Friday, February 03, 2017 12:28 PM
To: Ann Mccauley; Alicia Kelly
Cc: Christine Jantz
Subject: [External] Retailers w/net-zero GHG goals

Hi Ann and Alicia,
Thank you (and your team) very much for your time earlier this week. To answer your question about retailers with GHG goals, I wanted to follow up with a list of companies that have adopted a net zero GHG plan or are working on dramatically lowering their GHGs/energy use. While we know none of them are a direct peer for TJX, we feel that they are each appropriately similar in certain ways:

- Kohl's reached net zero GHGs for at least three years earlier in this decade: http://www.sustainablebrands.com/news_and_views/articles/kohls-pledges-net-zero-emissions-2011; http://www.kohlsgreen.com/sustainable-operations/energy-and-carbon-reduction/carbon-reduction/
- Wal-Mart is seeking to use 100% renewable energy, and has limited their emissions growth to less than 1/3 of the business growth rate: http://corporate.walmart.com/2016grr/enhancing-sustainability/reducing-energy-intensity-and-emissions
- IKEA is seeking to produce as much renewable energy as it consumes by 2020, and is seeking to reduce carbon emissions from its operations by at least 50% (and this is an old goal, they are currently setting a new science-based target): http://www.ikea.com/gb/en/doc/ikea-download-the-2016-ikea-group-sustainability-report-pdf__1364333297017.pdf
- Tiffany & Co. has pledged to be net zero GHG by 2050: http://press.tiffany.com/News/NewsItem.aspx?id=272

Thanks again for your time. We look forward to hearing more from you.

- Mari

Mari Schwartzer
Coordinator of Shareholder Services
mari@jantzmgmt.com

Jantz Management LLC
Responsible Quantitative Value Investing TM

EXHIBIT B

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